RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED
2007 JAN 16 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

07020345

11th January, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub : Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing 1st July, 2006 and ended on 31st December, 2006.

Kindly take the same on record.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

1/17

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648 Fax :91-022-2539 0292
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 604 ; email: sna@snaco.net

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Natural Resources Limited** (the Company) and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from **1st July 2006** and ended on **31st December 2006**; out of **20,431** share certificates lodged for transfer, **19,459** share certificates were dispatched within one month from the date of lodgement for transfer.

In the case of remaining **972** share certificates, pursuant to a policy of the Company, the notice of lodgement of shares were issued to the transferors who had lodged shares in excess of 1,000 shares and the said share certificates were dispatched beyond a period of thirty days but within thirty five days from the date of lodgement after receipt of confirmation/expiry of the notice period.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange(s).

S.N. ANANTHASUBRAMANIAN & CO. CP No.1774 THANE COMPANY SECRETARIES

Reliance Natural Resources Limited

S. N. ANANTHASUBRAMANIAN
C. P. Number 1774
Date: January 10, 2007
Place: Thane

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

9th January, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub : **Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended 31st December, 2006, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

The Board of Directors
Reliance Natural Resources Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Natural Resources Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31 2006**
2	ISIN	INE328H01012
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Natural Resources Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	-
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	134 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	134 31 30 422	100.000

12	Held in dematerialised form in CDSL	8 00 12 738	05.957
13	Held in dematerialised form in NSDL	119 41 64 786	88.909
14	Physical	6 89 52 898	05.134
15	Total No. of Shares (12+13+14)	134 31 30 422	100.000

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	50	1 981	Delay in receipt of Physical DRFs & Share Certificates from DP.
	40	4 869	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**90**	**6 850**	
Pending for more than 21 days	5	2 307	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**5**	**2 307**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ashish S Karyekar Tel No.: 022 - 3038 6286 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s Pathak H D & Associates 709, Tulsiani Chambers 212, Nariman Point Mumbai 400 021 Tel : 022 3022 8508 Fax : 022 3061 6125
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Hyderabad
Date : 06.01.2007